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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

CIDCO INCORPORATED
(Name of Subject Company (Issuer))

EARTHLINK ACQUISITION SUB, INC.
A WHOLLY-OWNED SUBSIDIARY OF EARTHLINK, INC.

and

EARTHLINK, INC.
(OFFERORS)
(Names of Filing Persons (Identifying Status as Offeror, Issuer Or Other Person))

COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class of Securities)

171768104
(CUSIP Number of Class of Securities)

Samuel R. DeSimone, Jr.
EarthLink, Inc.
1375 Peachtree Street, 7 North
Atlanta, GA 30309
(404) 815-0770
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With Copies To:

W. Tinley Anderson III, Esq.
Hunton & Williams
600 Peachtree Street, N.E., Suite 4100
Atlanta, GA 30308-2216
Telephone (404) 888-4000

CALCULATION OF FILING FEE

Transaction Valuation:	Amount of Filing Fee:

$5,051,914.92	$1,010.39*

*
$1,010.39 previously was paid in connection with the original filing on October 31, 2001. No additional filing fee is required herewith.
/x/
Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,010.39	Filing Party: EarthLink, Inc.
Form or Registration No.: 5-44407	Date Filed: October 31, 2001
/
/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/
third-party offer subject to Rule 14d-1
/
/  issuer tender offer subject to Rule 13e-4.
/
/  going-private transactions subject to Rule 13e-3.
/
/  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

SCHEDULE TO

    This Amendment No. 1 (the "Amendment") amends and supplements the Schedule TO (the "Schedule TO") and the Offer to Purchase ("Offer to Purchase") initially filed with the Securities and Exchange Commission (the "SEC") on October 31, 2001, by EarthLink Acquisition Sub, Inc., a Delaware corporation (the "Offeror") and a wholly-owned subsidiary of EarthLink, Inc., a Delaware corporation. The Schedule TO and Offer to Purchase relate to the tender offer by the Offeror and Parent to purchase all of the issued and outstanding shares of common stock of Cidco Incorporated, a Delaware corporation (the "Company") at a cash purchase price of $0.36 per share, net to the seller in cash, less any withholding taxes, without interest and upon the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal and other related documents. Capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO.

Item 4. Terms of the Transaction

    The Schedule TO and Offer to Purchase are amended and supplemented as follows:

      1.  Any reference to section headings in the Offer to Purchase under Item 4 of the Schedule TO and all section headings and references to such headings previously entitled "Certain United States Federal Income Tax Consequences" in all locations throughout the Offer to Purchase are hereby amended to "Material United States Federal Income Tax Consequences."

      2.  Any reference to section headings in the Offer to Purchase under Item 4 of the Schedule TO and all section headings and references to such headings entitled "Certain Conditions to the Offeror's Obligations" in all locations throughout the Offer to Purchase are hereby amended to "Material Conditions to the Offeror's Obligations."

      3.  Item 4 of the Schedule TO and the fifth paragraph under Section 2 (Acceptance for Payment and Payment for Shares) of the Offer to Purchase ("Section 2") are hereby amended as follows:

        The phrase "as promptly as practicable" in Section 2 is hereby replaced with "promptly."

      4.  Item 4 of the Schedule TO and the first paragraph of Section 15 of the Offer to Purchase (Material Conditions to Offeror's Obligations) ("Section 15") are hereby amended and restated as follows:

        The first paragraph of Section 15 is hereby amended and restated as follows:

          "All conditions to the Offeror's obligation to accept tendered Shares for payment must be satisfied or waived (to the extent lawfully permitted) by the Offeror before expiration of the Offer on the Expiration Date as described below.

          Notwithstanding any other provision of the Offer, the Offeror is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including rule 14e-1(c) under the Exchange Act (relating to the Offeror's obligation to pay for or return tendered Shares promptly after expiration or termination of the Offer), to pay for any Shares tendered unless the following conditions have been satisfied or waived (to the extent lawfully permitted) on or after the date of the Merger Agreement and before the expiration of the Offer on the Expiration Date: (i) there have been validly tendered and not withdrawn prior to the time the Offer shall otherwise expire a number of Shares which constitutes greater than fifty percent (50%) of Shares outstanding at such time; and (ii) none of the following events has occurred:"

      5.  Item 4 of the Schedule TO and Section 15 of the Offer to Purchase (Material Conditions to Offeror's Obligations) ("Section 15") are hereby amended as follows:

        The last sentence of the last paragraph in Section 15 is hereby amended and restated to the following:

        "The failure by the Offeror and/or the Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed and ongoing right and may be asserted at any time and from time to time prior to the expiration of the Offer on the Expiration Date."

ITEM 12. EXHIBITS

    99(a)(1)(A)  Offer to Purchase, as amended, dated October 31, 2001.*

*
Filed herewith.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EARTHLINK, INC.
/s/ SAMUEL R. DESIMONE, JR. (Signature)
Samuel R. DeSimone, Jr., Executive Vice President, General Counsel, Secretary (Name and Title)
November 21, 2001 (Date)
EARTHLINK ACQUISITION SUB, INC.
/s/ SAMUEL R. DESIMONE, JR. (Signature)
Samuel R. DeSimone, Jr., Secretary (Name and Title)
November 21, 2001 (Date)

[Schedule TO/A]

EXHIBIT INDEX

Exhibit No.	Description
99(a)(1)(A)	Offer to Purchase, as amended, dated October 31, 2001.*
*
Filed herewith.

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SCHEDULE TO
  ITEM 12. EXHIBITS
SIGNATURE
EXHIBIT INDEX